CROSSROADS CAPITAL, INC.

128 N. 13th Street, Suite 1100

Lincoln, NE 68508

April 14, 2017

VIA EDGAR AND EMAIL

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

ellingtonk@SEC.GOV

Re:

Crossroads Capital, Inc. (the “Company”)

Financial Statement Review for the period ended December 31, 2015

File No. 814-00778

Dear Mr. Ellington:

On behalf of the Company, set forth in the numbered paragraphs below are oral comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2017, to the Company’s audited financial statements for the period ended December 31, 2015 and certain quarterly periods through September 30, 2016, filed with SEC in the Company’s periodic reports on Form 10-K and Form 10-Q for such periods.

1.

Staff Comment: Statement of Operations – General and administrative expenses represent over 15% of total expenses for the year ended December 31, 2015. If there are any individual expenses greater than 5% of total expenses included in the general and administrative line item, these expenses should be disclosed separately as required by Article 6-07(2)(b) of Regulation S-X.

Company Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it has separately disclosed any individual expenses constituting more than 5% of the total expenses per Article 6-07(2)(b) of Regulation S-X in its most recent periodic report filed via Form 10-K on March 31, 2017 and will continue to include, as applicable, such disclosure in future filings.

2.

Staff Comment: Schedule of Investments – It is noted that the fair value of Mode Media Corporation Series F Convertible Preferred Stock declined from approximately $4.67 per share to $0.00 per share in the six months from March 31, 2016 to September 30, 2016. Further, this portfolio company appears to be greater than 10% of net assets as of December 31, 2015. Please describe the process that was used to value this investment as of December 31, 2015, including a description of the multiples used and revenue trends for the portfolio company valuation. Please describe the liquidation preference of the Series F Preferred Stock in the capital structure.

Company Response: The Company acknowledges the Staff’s comment and notes that it engaged an independent third-party valuation firm to assist the Company in its determination of the fair value of its investment in Mode Media Corporation as of December 31, 2015. The Company relied primarily on income and market valuation approaches for this fair valuation.

As part of the income approach, a discounted cash flow method was applied using a discount rate of 25% and a terminal revenue multiple of 2.50x on Mode Media’s projected 2018 revenue. As part of the market approach, a set of guideline public companies in the internet services industry was determined to be comparable to Mode Media in terms of size, products and/or markets served. This set of guideline public companies was used to derive a range of performance multiples based on revenue. Multiples were selected near the median established by the guideline public companies to be applied to Mode Media’s reported and projected revenue as follows: (i) 2.50x for the last twelve months revenue, (ii) 1.75x for the next fiscal year revenue, and (iii) 1.50x for the next fiscal year plus one revenue. The Company also gave consideration to two precedent transactions which occurred in April 2015, during which Mode Media raised additional equity at an implied average multiple of 2.40x last twelve months revenue.

The Series F preferred shares held by the Company are entitled to receive a 2x liquidation preference upon a Liquidation Event, as defined in the Mode Media Corp. Certificate of Incorporation, payable after the holders of Series F-2 and F-1 preferred shares and convertible notes have received their applicable liquidation preferences, but before holders of Series A, B, C, D-1, D, E, M and M-1 preferred shares have received any proceeds.

At the time of the December 31, 2015 valuation, Mode Media’s revenue was projected to grow at a rate of 20%, 27% and 30% for the 2016, 2017 and 2018 fiscal years, respectively. The Company notes that subsequent to December 31, 2015, Mode Media experienced challenges in its business due to a decline of the use of online display advertising in the media industry, and was unable to complete its expected sale process or any further capital raise. In addition, certain members of management and the Board of Directors left the company during this period. On September 15, 2016, directed by its largest shareholder, Mode Media ceased operations without warning to any of its shareholders.

3.

Staff Comment: Note 3 – Portfolio Investments and Fair Value – The disclosure states that significant changes in the inputs in isolation could result in a significant change in the fair value measurement, depending on the input and the materiality of the investment. Please note that the change does not have to be significant for changes to be material.

Company Response: The Company acknowledges the Staff’s comment and has included this disclosure in its most recent periodic report and related financial statements filed via Form 10-K on March 31, 2017 and will continue to include, as applicable, such disclosure in future filings.

4.

Staff Comment: Note 3 – Portfolio Investments and Fair Value – In future financial statements, please bifurcate the fair value by valuation approach / methodology in the chart that describes the quantitative fair value measurements.

Company Response: The Company acknowledges the Staff’s comment and has included this disclosure in its most recent periodic report and related financial statements filed via Form 10-K on March 31, 2017 and will continue to include, as applicable, such disclosure in future filings.

5.

Staff Comment: Non-recurring Income – Please disclose the amount of income that is non-recurring and describe the impact of non-recurring income on earnings and/or yield in the MD&A or in the financial statements.

Company Response: The Company acknowledges the Staff’s comment. The Company did not have any non-recurring income for the period. The Company notes that its interest and dividend income from cash and cash equivalents and payment-in-kind interest income recognized on its convertible note and secured note investments have been disclosed within the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its periodic reports filed via Form 10-K and Form 10-Q. The Company confirms that it will include, as applicable, such disclosure in future filings.

6.

Staff Comment: Affiliated Ownership – Confirm for the staff that the following transactions (to the extent known) have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50.

a.

Shareholders of the fund that are other funds / entities that are managed by the same adviser.

b.

Other shareholders that are deemed to be affiliates of the fund, including management.

Company Response: The Company acknowledges the Staff’s comment and confirms that its transactions, to the extent known and material, are appropriately disclosed in its financial statements pursuant to ASC 850-10-50. The Company confirms that it will include, as applicable, such disclosure in future filings.

If you require any additional information on these items, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

/s/ Ben H. Harris
President and Chief Executive Officer
Crossroads Capital, Inc.

cc: Mr. Paul M. William, Bryan Cave LLP